Federated Funds


                                Fidelity Bond Filing








      Contents of Submission:


      1)(a) Copy of the Financial Institution Investment Company Asset
      Protection Bond ("Bond") received on October 6, 2006 for filing   as
      required by Rule 17g-1(g)(B)(i);*


        (b) Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond ("Bond") received on November 16, 2006 for filing as required by Rule 17g-1(g)(B)(i);


      2) Copy of the amended resolution (which replaces the resolution filed on October 16, 2006) of a majority of the disinterested
      directors approving the amount, type, form and coverage of the    Bond,
      and the portion of the premium to be paid by such company   as required
      by Rule 17g-1(g)(B)(ii);


      3)    Copy of a statement showing the amount of the single insured bond
      which the investment company would have provided and maintained   had
      it not been named as an insured under a joint insured bond;*


      4)    As required by Rule 17g-1(g)(B)(iv), the period for which
      premiums have been paid is October 1, 2006 to October 1, 2007;    and


      5)    Copy of the agreement and amendments thereto between the
      Investment company and all of the other named insureds as   required by
      Rule 17g-1(g)(B)(v).*








        * Incorporated by reference to the Fidelity Bond filing submitted on October 16, 2006.










                      AMERICAN INTERNATIONAL COMPANIES(R)

           National Union Fire Insurance Company of Pittsburgh, Pa.
                           A Capital Stock Company
                               175 Water Street
                           New York, New York 10038

                               Follow Form Bond

                                 DECLARATIONS

Bond Number:      673-83-04

Item 1.           Named Insured:    FEDERATED INVESTORS INC

                  Address: 1001 LIBERTY AVENUE, SUITE 2100 PITTSBURGH, PA 15222-3727

Item 2. Bond Period: From October 1, 2006 to October 1, 2007 at 12:01 A.M. Standard Time at the Address of the Named Insured shown above

Item 3.           Limit of Liability:     $10,000,000 Excess of:   $15,000,000
                  in the Aggregate of:  none

Item 4. SCHEDULE OF UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE "UNDERLYING PROGRAM"):

Primary Policy ("herein "Primary Policy)
--------------------------------------------------------------------------------
Policy No.           Single Loss    Aggregate      Deductible    Policy Period
                     Limit          Limit
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
81948005             $15,000,000    none           $250,000      10/01/2006 to
Chubb Group of                                                   10/01/2007
Insurance Companies
--------------------------------------------------------------------------------

Underlying Excess Policy(ies)

--------------------------------------------------------------------------------
Policy No.           Single Loss    Aggregate      Deductible    Policy Period
                     Limit          Limit
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
N/A
--------------------------------------------------------------------------------


Item 5.  Riders Attached:      #1,  #2,  #3,  #4, #5





                                       /s/ John Q. Doyle
                                           ---------------------------
                                       Authorized Representative

                    NATIONAL UNION FIRE INSURANCE COMPANY
                              OF PITTSBURGH, PA.

                           A Capital Stock Company
                               175 Water Street
                           New York, New York 10038

                               Follow Form Bond

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

                              INSURING AGREEMENT

I.    Coverage

A. We will pay on your behalf the Ultimate Net toss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B. The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II.   Definition

A.    Ultimate Net Loss

            The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

III.  Conditions

A.    Maintenance of Limit of Liability of Underlying Bond

            The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

            If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.    Cancellation

1.    You may cancel  this  bond.  You must mail or  deliver  advance  written notice to us stating when the cancellation is to take effect.

2.    We may  cancel  this  bond.  If we  cancel  because  of  non-payment  of premium,  we must mail or  deliver  to you not less than ten
                  (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety
                  (90) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.    Cancellation of Underlying Bond

            This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.    Changes to Underlying Bond

            You must promptly notify us of any changes to the Underlying Bond which are made after its inception date. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.    Notice of Claim or Loss

            You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.    Payment of Premium

            The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.



/s/ Elizabeth M. Tuck                     /s/ John Q. Doyle
   --------------------                      ---------------------------------
Secretary                                 President



                                ENDORSEMENT# 1

This endorsement, effective 12:01 am      October 1, 2006   forms a part of
policy number 673-83-04
issued to FEDERATED INVESTORS INC

by    American Home Assurance Company

        THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                        COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").




















                                          /s/ John Q. Doyle
                                              ---------------------------
                                               Authorized Representative

                                ENDORSEMENT# 2

This endorsement, effective 12:01 am      October 1, 2006   forms a part of
policy number 673-83-04
issued to FEDERATED INVESTORS INC

by    American Home Assurance Company

                     PENNSYLVANIA CANCELLATION/NONRENEWAL
                            AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "we", "us", "our", and "Insurer" mean the insurance company which issued this policy; and 2) "you", "your", "named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Organization, Named Sponsor, Named Insured, or Insured stated in the Declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

Cancellation/Nonrenewal

The cancellation provision of this policy is amended as follows:

Canceling a policy midterm is prohibited except if:

      1)    A condition material to insurability has changed substantially;

      2) Loss of reinsurance or a substantial decrease in reinsurance has occurred;

      3)    Material misrepresentation by the Insured;

      4)    Policy was obtained through fraud;

      5)    The Insured has failed to pay a premium when due;

      6)    The Insured has requested cancellation;

      7)    Material failure to comply with terms;

      8)    Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1) The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

2) The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the Named Insured at least fifteen (15) days in advance of the effective date of termination.

3) The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict the Insurer's right to rescind an insurance policy ab initio upon discovery that the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled "Notice of Cancellation" or "Notice of Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less. Loss information on the Insured shall consist of the following:

1) Information on closed claims, including date and description or occurrence, and any amount of payments, if any;

2)     Information  on  open  claims,   including  date  and   description  or
       occurrence, amount of payment, if any, and amount or reserves, if any;

3) Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured's  written  request for loss  information  must be made within ten
(10) days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured's written request to provide the requested information.

Notice of Increase in Premium

The Insurer shall provide not less than sixty (60) days notice of intent to increase the Insured's renewal premium with thirty (30) days notice of an estimate of the renewal premium. The notice of renewal premium increase will be mail or delivered to the Insured's last known address. If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation initiated by Insurer -- Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

Cancellation initiated by Insured -- Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS SHALL REMAIN UNCHANGED.




                                   RIDER# 3

This rider, effective   12:01 am    October 1, 2006   forms part of
bond number 673-83-04
issued to FEDERATED INVESTORS INC

by    American Home Assurance Company

                  RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Chubb Group of Insurance Companies as accurate as of October 1, 2005 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

      TYPE OF POLICY APPLICATION
      Investment Company Asset protection Bond

      CARRIER
      Chubb Group of Insurance Companies

      DATE SIGNED
      June 21, 2006

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

















                                          /s/ John Q. Doyle
                                              --------------------------
                                               Authorized Representative

                                   RIDER #4

This rider, effective   12:01 am    October 1, 2006   forms a part of
bond number 673-83-04
issued to FEDERATED INVESTORS INC

by    American Home Assurance Company

                               DROP DOWN RIDER

It is agreed that:

1. It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $15,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2. If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3. However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.















                                          /s/ John Q. Doyle
                                              --------------------------
                                               Authorized Representative

                                ENDORSEMENT# 5

This endorsement, effective 12:01 am      October 1, 2006   forms a part of
policy number 673-83-04
issued to FEDERATED INVESTORS INC

by    American Home Assurance Company

                           FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

      FORM NUMBER          EDITION               FORM TITLE
                            DATE
-------------------------------------------------------------------------
-------------------------------------------------------------------------
63674                    10/95       Follow Form Bond - Dec
63675                    10/95       Follow Form Bond - Guts
89644                    07/05       COVERAGE TERRITORY ENDORSEMENT
                                     (OFAC)
52165                    11/96       PENNSYLVANIA AMENDATORY -.
                                     CANCELLATION/NONRENEWAL
MNSCPR                               RELIANCE UPON OTHER CARRIER'S
                                     APPLICATION
MNSCPR                               DROP DOWN RIDER
78859                    10/01       FORMS INDEX ENDORSEMENT

























                                          /s/ John Q. Doyle
                                              --------------------------
                                               Authorized Representative



                             POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.





                    Resolutions of the Board of Directors
                           of the Federated Funds
                       as adopted unanimously at their
                       SPECIAL GENERAL SESSION MEETING
                           SEPTEMBER 25, 2006
            and respectfully submitted by John W. McGonigle,
                                Secretary

      FURTHER RESOLVED, that the Board hereby approves the
                  acquisition of the joint Fidelity Bond for the period from October 1, 2006, through September 30, 2007, bonding the Officers, Directors, Employees and Agents of the Funds against larceny and embezzlement, in the aggregate amount of $50,000,000;

      FURTHER RESOLVED, that the Board hereby approves the
                  acquisition of the D&O/E&O policies for the period from October 1, 2006, through September
                  30, 2007, in the aggregate amount of
                  $50,000,000;

      FURTHER RESOLVED, that the Board hereby approves the Side A
                  Directors and Officers / Errors and Omissions insurance coverage to insure the Funds' directors and officers against unindemnified claims in the amount of $50,000,000 for up to the premium indicated to the Board for a period commencing October 1, 2006 through September 30, 2007;

      FURTHER RESOLVED, that the Funds' administrator, Federated
                  Administrative Services (the "Administrator"), is hereby directed and authorized to bind coverage on behalf of the Funds, their directors and officers, for the combination of insurance coverages reviewed with the full Board at its last regular meeting and the current special meeting and up to the premium indicated to the Board.